Filed pursuant to Rule 253(g)(2)

File No. 024-12402

SUPPLEMENT DATED APRIL 14, 2025

TO OFFERING CIRCULAR DATED JUNE 25, 2024

BOXABL INC.

5345 E. N. Belt Road, North Las Vegas, NV 89115

(702) 500-9000

This document supplements, and should be read in conjunction with, the offering circular dated June 25, 2024, of BOXABL Inc. (the “Company”) and the supplements thereto dated October 18, 2024, November 18, 2024, December 23, 2024, February 28, 2025, and March 28, 2025 (collectively, the “Offering Circular”). Capitalized terms used but not defined herein have the meaning set forth in the Offering Circular.

The offering circular dated June 25, 2024, is available HERE.

The supplement dated October 18, 2024, is available HERE.

The supplement dated November 18, 2024, is available HERE.

The supplement dated December 23, 2024, is available HERE.

The supplement dated February 28, 2025, is available HERE.

The supplement dated March 28, 2025, is available HERE.

The purpose of this supplement is to update the Company’s Offering Circular to reflect its recently filed annual report on Form 10-K for the year ended December 31, 2024, which can be found HERE, and is incorporated herein by reference.